EXHIBIT 3.22

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
IMAGING DIAGNOSTIC SYSTEMS, INC.

In accordance with shareholders' approval of a proposal to amend the Company's Articles of Incorporation to increase the number of authorized shares of the Company's common stock, no par value, from 450,000,000 to 950,000,000 duly executed by a majority of the votes cast by the shareholders of Imaging Diagnostic Systems, Inc. entitled to vote thereon, and ratification of such action by the Company's Board of Directors, the Company's Articles of Incorporation are hereby Amended as follows:

ARTICLE III CAPITAL STOCK

The maximum number of shares of capital stock that this corporation is authorized to have outstanding at any one time is 952,000,000 (NINE HUNDRED FIFTY-TWO MILLION) shares, no par value.  The 952,000,000 shares of no par value capital stock of the Corporation shall be designated as follows:

•	950,000,000 common shares

•	2,000,000 Preferred Shares, the rights, and preferences of which are to be designated by the Company's Board of Directors.

Except as amended above the remainder of the Company's Articles of Incorporation shall remain unchanged, and are hereby ratified and confirmed.

The foregoing Amendment to the Articles of Incorporation was duly adopted on December 29, 2008 by a majority vote of the holders of the Corporation's common stock, no par value, no Preferred Shares being outstanding, and approved by a sufficient number of votes pursuant to the Florida Statutes.

ATTESTED TO:	IMAGING DIAGNOSTIC SYSTEMS, INC.

By: /s/ Gregg Rodes	Name: /s/ Linda B. Grable
Linda B. Grable

Title: Chief Executive Officer & Chairman of the Board

By: /s/ Andrea Lasorsa	Name: /s/ Allan L. Schwartz
Allan L. Schwartz

Title: Executive Vice-President, Chief Financial Officer & Director